SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                                Americredit Corp.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    03060R101
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                                 (CUSIP Number)

                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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     The  information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03060R101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,692,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     16,692,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,692,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 03060R101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     492,652

8.   SHARED VOTING POWER

     16,692,000

9.   SOLE DISPOSITIVE POWER

     492,652

10.  SHARED DISPOSITIVE POWER

     16,692,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,184,652

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No. 03060R101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Funds, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,692,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     16,692,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,692,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4%

14.  TYPE OF REPORTING PERSON

     IC

CUSIP No. 03060R101
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is AmeriCredit Corp. (the "Issuer"). The address of the Issuer's offices is 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102. This Schedule 13D, Amendment No. 2, relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D, Amendment No. 2, is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland corporation and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the investment adviser to the Fund and other advisory accounts.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fund over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares.

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Item 4.  Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D AMENDMENT NO. 1 FILED BY THE REPORTING PERSONS ON NOVEMBER 24, 2008 IS AMENDED AND RESTATED AS FOLLOWS:

     The Reporting Persons originally acquired Shares for investment purposes. The Reporting Persons filed a Schedule 13D on November 6, 2008 indicating their intention to enter into discussions with the Issuer concerning potential transactions. Subsequently, the Reporting Persons filed a Schedule 13D Amendment No. 1 on November 24, 2008, indicating that they engaged in such discussions, resulting in the transactions referred to below.

     This Amendment No. 2 is being filed to indicate that Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz no longer beneficially own certain shares of the Issuer that were held in separate accounts managed by Fairholme Capital Management, L.L.C. as a result of the termination of the related investment management agreements with respect to the securities of the Issuer. Because Fairholme Capital Management, L.L.C. and Mr. Berkowitz no longer have voting or dispositive power over the securities held in such managed accounts, they are no longer deemed to be beneficial owners of such securities.

     On November 24, 2008, the Fund entered into the following agreements: (1) the Exchange Agreement dated November 24, 2008 between the Issuer and the Fund, and (2) the Note Purchase Agreement dated November 24, 2008 between the Issuer and certain of its related persons and the Fund. Under the Exchange Agreement, the Fund, Fairholme (on behalf of certain advisory accounts through which it has beneficial ownership of the Shares) and certain related persons of Fairholme have agreed not to acquire shares of the Issuer such that such persons and accounts would become the beneficial owners of more than 20% of the Issuer's outstanding voting shares, and not to dispose of any shares of the Issuer (except subject to certain limitations) until the closing of the exchange contemplated by the Exchange Agreement. Upon such closing, the Fund and Fairholme (on behalf of certain advisory accounts through which it has beneficial ownership of the Shares) is obligated to enter into a Standstill Agreement, the form of which is attached thereto. It is contemplated under the Standstill Agreement that the board of directors of the Issuer will be increased by one member and that Mr. Bruce Berkowitz, the managing member of Fairholme, will become a member of the board of directors of the Issuer. In connection with these arrangements, Mr. Bruce Berkowitz has agreed to enter into a separate Standstill Agreement, a form of which is attached to the Exchange Agreement.

     The closing of the transaction contemplated by the Note Purchase Agreement occurred on November 26, 2008.

     The Reporting Persons may have continued discussions with the Issuer regarding the transactions described above or future transactions.

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Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 16,692,000 Shares (14.4%) of the Issuer, the Fund may be deemed to be the beneficial owner of 16,692,000 Shares (14.4%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 17,184,652 Shares (14.8%) of the Issuer, based upon the 116,284,194 Shares outstanding as of October 31, 2008, according to the Issuer.

     Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 492,652 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 16,692,000 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 16,692,000 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 16,692,000 Shares to which this filing relates.

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 492,652 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 16,692,000 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 16,692,000 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 16,692,000 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the period following the filing of the
Schedule 13D Amendment No. 1 on November 24, 2008 by the Reporting Persons are set forth in Exhibit B and were effected in the open market, except as noted in Exhibit B.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 TO THE SCHEDULE 13D AMENDMENT NO. 1 FILED BY THE REPORTING PERSONS ON NOVEMBER 24, 2008 IS AMENDED AND RESTATED AS FOLLOWS:

     Pursuant to the Exchange Agreement, dated November 24, 2008, between the Issuer and the Fund, the Fund will exchange an amount of the Issuer's 8.50% Senior Notes due 2015 (which amount shall be determined by the terms of the Exchange Agreement) held by the Fund for an aggregate of 15,122,670 unregistered shares of Common Stock of the Issuer. The closing of the exchange will be contingent upon, among other matters, the Fund's purchase of AA/A rated notes of AmeriCredit Automobile Receivables Trust 2008-2 (the "Trust"), a Delaware statutory trust and affiliate of the Issuer, pursuant to the Note Purchase Agreement (as described below), the expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the execution of certain agreements among the Issuer, the Reporting Persons and certain related parties which agreements shall include, without limitation, the Standstill Agreements in the form attached to the Exchange Agreement. The Exchange Agreement also provides to the Fund certain preemptive rights to maintain its pro-rata equity ownership of the Issuer; provided that the Fund shall not have such rights with respect to certain issuances of the Issuer's securities including, without limitation, to officers and other employees of the Issuer, incident to certain financing transactions, upon certain conversions of outstanding securities and upon certain mergers and acquisitions transactions. These preemptive rights shall expire upon the termination of certain restrictions set forth in the Standstill Agreements. The Issuer and the Fund will also enter into a registration rights agreement pursuant to which the Issuer will undertake to register, on certain terms and conditions, the shares of Common Stock issued to the Fund.

     Pursuant to the Note Purchase Agreement, dated November 24, 2008, between the Issuer, certain of its affiliates and the Fund, the Fund purchased approximately $123 million aggregate principal amount of certain classes of unregistered Class B Notes and Class C Notes (as defined therein) issued by the Trust. The assets of the Trust will include a pool of retail installment sale contracts secured by new or used automobiles, light duty trucks and vans and certain monies due thereunder. On the closing date, the Trust, the Issuer and certain of its affiliates and the Fund will also enter into a registration rights agreement pursuant to which the Trust, the Issuer and the affiliates will undertake to register, on certain terms and conditions, the Class B Notes and Class C Notes delivered to the Fund.

     The foregoing descriptions of the agreements are qualified in their entirety by the terms of the attached agreements.

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Item 7.  Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:

Exhibit A      An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the period following the filing of the Schedule 13D Amendment No. 1 on November 24, 2008.

Exhibit C      Note Purchase Agreement by and among AmeriCredit Corp.,
               AmeriCredit Financial Services, Inc., AGS SenSub Corp. and
               Fairholme Funds, Inc., dated as of November 24, 2008 (filed with the Securities Exchange Commission on Schedule 13D by the
               Reporting Persons on November 24, 2008 (incorporated by reference)).

Exhibit D      Exchange Agreement between AmeriCredit Corp. and Fairholme Funds,
               Inc., dated as of November 24, 2008 (filed with the Securities
               Exchange Commission on Schedule 13D by the Reporting Persons on
               November 24, 2008 (incorporated by reference)).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2008
-----------------------
(Date)

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: Managing Member

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: President

/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz

                                                                       Exhibit A

                                    AGREEMENT

     The undersigned agree that this Schedule 13D, Amendment No. 2, dated December 4, 2008 relating to the Common Stock, $0.01 par value of Americredit Corp. shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: Managing Member

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
     ----------------------
Name: Bruce R. Berkowitz
Title: Managing Member

/s/ Bruce R. Berkowitz
---------------------------
    Bruce R. Berkowitz

December 4, 2008

                                                                       Exhibit B

               Transactions in the Shares -- The Reporting Persons

Fairholme Capital Management, L.L.C.

Purchase/Sale/Transfer In/Transfer Out
Transfer among funds and                  Date of           Number       Price
accounts/Account Terminated             Transaction       of Shares    per Share
                                       -------------    ------------  ----------

Account Terminated                     11/25/2008          20,400       6.74(1)
Account Terminated                     11/25/2008          23,900       6.84(2)
Account Terminated                     11/26/2008         205,000       6.73(2)
Account Terminated                     11/28/2008          53,800       6.99(2)
Account Terminated                     11/28/2008          30,050       7.16(1)
Account Terminated                     12/03/2008       5,199,519          0(3)

Bruce R. Berkowitz

                                        Date of           Number     Price
Purchase/Sale                         Transaction       of Shares    per Share
                                      -------------    ------------  ----------
None

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(1)  The securities were held in a managed account managed by Fairholme Capital
     Management, L.L.C. pursuant to an investment management agreement that was terminated. Accordingly, Fairholme Capital Management, L.L.C. and Mr. Berkowitz are no longer deemed to be beneficial owners of such securities.

(2) The securities were held in a managed account managed by Fairholme Capital Management, L.L.C. pursuant to an investment management agreement that was terminated in respect of such securities. Accordingly, Fairholme Capital Management, L.L.C. and Mr. Berkowitz are no longer deemed to be beneficial owners of such securities.

(3) These securities were held in managed accounts managed by Fairholme Capital Management, L.L.C. pursuant to investment management agreements that were terminated in respect of such securities. Accordingly, Fairholme Capital Management, L.L.C. and Mr. Berkowitz are no longer deemed to be beneficial owners of such securities.

SK 22146 0012 944137